Exhibit 77C                U.S. Government Trust for Income




   A Special Meeting of Shareholders (the "Meeting") of the Van Kampen U.S. Government Trust for Income (the "Fund"), a Delaware business trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Wednesday, August 28, 2002, at 3:30 p.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund.

  The proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Van Kampen U.S. Government Trust for Income would (i) transfer all of its assets to the Van Kampen Government Securities Fund in exchange solely for Class A, B and C shares of beneficial interest of the Van Kampen Government Securities Fund and the Van Kampen Government Securities Fund's assumption of the liabilities of the Van Kampen U.S. Government Trust for Income, (ii) distribute such shares of Van Kampen Government Securities Fund to the holders of shares of the Van Kampen U.S. Government Trust for Income and (iii) be dissolved.

  Having received the necessary vote, the approval of the Reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: 6,421,625 shares were voted for the proposal; 309,911 shares voted against the proposal and 653,005 shares abstained from voting.